SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of January

                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                  Form 20-F     X           Form 40-F
                            -----------               -----------

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the
                       Securities Exchange Act of 1934.)


                    Yes                     No     X
                        -------------         ------------


       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:


The English language press release of Van der Moolen Holding N.V. dated January 17, 2007 publishing the announcing that Van der Moolen announces settlement with the New York Stock Exchange ("NYSE")

                 Van der Moolen Announces Settlement
             with the New York Stock Exchange (''NYSE'')


    AMSTERDAM, The Netherlands--(BUSINESS WIRE)--Jan. 17, 2007--Van der Moolen Holding N.V. announced today that Van der Moolen Specialists USA, LLC ("VDMS"), a 75% owned subsidiary of Van der Moolen Holding N.V., has entered into a settlement with the New York Stock Exchange ("NYSE") resulting from the NYSE's investigations into non-compliance by the seven NYSE specialist firms of certain NYSE rules. As a result of that settlement, the NYSE released today a Hearing Board decision which finds that VDMS and the other firms violated NYSE rules relating to "firm quote" and "limit order display", the execution of ITS commitments and short sales, and the establishment of firm quote written supervisory procedures. The settlement agreement specifically states that VDMS did not undertake to reconstruct the facts necessary to establish whether any of the exceptions to the relevant rules applied to the transactions cited in the agreement. The agreement also specifically acknowledges that with the increased automation after the NYSE's implementation of the Hybrid Market, the specialist's firm quote exposure will be significantly limited. Moreover, the agreement specifically acknowledges that the NYSE Enforcement Division took into consideration the fact VDMS assisted the NYSE by proposing enhancements and protective measures to the NYSE's systems and technology, which the NYSE implemented or intends to implement. With regard to supervision, the agreement also notes that VDMS used new surveillance technology as it became available. Finally, the agreement specifically states that the NYSE Enforcement Division considered that the relevant activity did not appear to have been undertaken with the intent to benefit VDM. VDMS consented to the imposition of a penalty of censure and a fine of $400,000.

    The net impact of the settlement was already recognized in the consolidated profit and loss account for the nine months ended
September 30, 2006.

    For more information about Van der Moolen, please visit www.vandermoolen.com or contact Investor Relations/Corporate
Communications, telephone +31 (0)20 535 6789.

    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of nearly 11% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 100,000 trades a day. Turnover and price volatility are the most important factors influencing its results. Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.


    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             T +31 0 20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                VAN DER MOOLEN HOLDING N.V.

         Date: 17 January 2007                  By: /s/ Richard E. den Drijver

                                                    ----------------------------

                                                name: Richard E. den Drijver
                                                title: Chairman of the Executive
                                                Board


                                                By: /s/ Casper F. Rondeltap

                                                    ----------------------------
                                                name : Casper F. Rondeltap
                                                title: Member of the Executive
                                                Board


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